Exhibit 12.1

PINNACLE WEST CAPITAL CORPORATION
RATIO OF EARNINGS TO FIXED CHARGES
(dollars in thousands)

	Three Months Ended March 31,	Twelve Months Ended December 31,
	2015	2014	2013	2012	2011	2010
Earnings:
Income from continuing operations attributable to common shareholders	$16,122	$397,595	$406,074	$387,380	$328,110	$324,688
Income taxes	7,947	220,705	230,591	237,317	183,604	160,869
Fixed charges	50,371	208,226	206,089	219,437	246,462	248,664
Total earnings	$74,440	$826,526	$842,754	$844,134	$758,176	$734,221
Fixed Charges:
Interest expense	$48,399	$200,950	$201,888	$214,616	$241,995	$244,174
Estimated interest portion of annual rents	1,972	7,276	4,201	4,821	4,467	4,490
Total fixed charges	$50,371	$208,226	$206,089	$219,437	$246,462	$248,664
Ratio of Earnings to Fixed Charges (rounded down)	1.47	3.96	4.08	3.84	3.07	2.95